Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 17, 2004

     On February 16, 2004, the following presentation was given by Sanofi-Synthelabo at two Informational Meetings held in Paris, France and London, United Kingdom.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

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Reunion d'information

Avertissement Information complementaire Pour les besoins de l'acquisition envisagee d'Aventis, Sanofi-Synthelabo a depose un document d'offre americain (registration statement on Form F-4) (sous le numero 333-112314) aupres de la United States Securities and Exchange Commission (SEC), lequel comprend un prospectus preliminaire et des documents relatifs a l'offre d'echange, afin d'enregistrer les actions Sanofi-Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) qui seront emises en echange des actions Aventis detenues par les porteurs situes aux Etats-Unis d'Amerique ou des ADS detenus par les porteurs ou qu'ils soient situes. Au moment opportun, Sanofi-Synthelabo deposera un Statement on Schedule TO aupres de la SEC. Il est fortement recommande aux actionnaires Aventis de lire le document d'offre americain (registration statement) et le prospectus preliminaire, les documents d'offre d'echange y afferents, la version finale du prospectus et le Statement on Schedule TO (lorsqu'ils seront disponibles), tout autre document approprie depose aupres de la SEC, ainsi que les avenants et les complements a ces documents contenant des informations importantes. Les investisseurs et les actionnaires d'Aventis peuvent obtenir sans frais des exemplaires du document d'offre americain (registration statement), du prospectus preliminaire, d'autres documents relatifs a l'offre d'echange, de la version finale du prospectus et du Statement on Schedule TO (lorsqu'ils seront disponibles) ainsi que d'autres documents appropries deposes aupres de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la maniere d'obtenir, sans frais, les documents relatifs a l'operation par Sanofi-Synthelabo ou par son mandataire dument designe. Sanofi-Synthelabo publiera en Allemagne, au moment opportun, un prospectus d'offre conformement au droit allemand, qui sera le seul document applicable dans le cadre de l'offre publique faite par Sanofi-Synthelabo aux actionnaires d'Aventis residant en Allemagne. Toute decision d'apporter des actions Aventis en echange d'actions Sanofi-Synthelabo dans le cadre de l'offre allemande devrait etre prise exclusivement au regard des termes et des conditions de l'offre allemande, une fois ouverte, ainsi qu'au regard des informations contenues dans le prospectus d'offre qui sera publie en Allemagne.

Avertissement Information complementaire (suite) Ce document ne constitue ni une offre d'achat ou d'echange, ni une sollicitation d'une offre pour l'acquisition ou l'echange d'actions Aventis ou une offre de vente ou d'echange, ni une sollicitation d'une offre pour l'acquisition ou l'echange d'actions Sanofi-Synthelabo. Il ne constitue pas plus une offre de vente ou d'echange de titres dans un pays (y compris les Etats- Unis d'Amerique, l'Allemagne, l'Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou echange est illegal. Sa diffusion peut, dans certains pays, faire l'objet de restrictions legales ou reglementaires. Par consequent, les personnes qui l'obtiendraient doivent s'informer sur l'existence de telles restrictions et s'y conformer. Une sollicitation d'une offre pour l'acquisition des actions Sanofi-Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) faite aux Etats-Unis d'Amerique ne pourra etre effectuee que sur la base du prospectus et des documents d'offre y afferents que Sanofi-Synthelabo a l'intention d'adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) ne peuvent etre cedees et les offres d'achat ne peuvent etre acceptees, aux Etats-Unis d'Amerique, avant que le document d'offre americain n'ait recu son visa. Aucune offre de titres ne peut etre effectuee aux Etats-Unis d'Amerique sans prospectus conforme aux conditions enumerees dans la Section 10 du United States Securities Act of 1933, tel que modifie. En France, les actionnaires d'Aventis sont pries, en ce qui concerne l'offre, de se reporter a la note d'information ayant recu le visa de l'Autorite des marches financiers (AMF) numero 04-0090 et qui est disponible sur le site web de l'AMF (www.amf-france.org) et sans frais aupres de BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9.

Avertissement Declarations prospectives Ce document contient des informations et des declarations prospectives concernant Sanofi-Synthelabo, Aventis et leurs activites combinees a l'issue de l'operation envisagee. Ces declarations ne constituent pas des faits historiques. Ces declarations comprennent des projections financieres et des estimations ainsi que les hypotheses sur lesquelles celles-ci reposent, des declarations portant sur des projets, des objectifs et des attentes concernant des operations, des produits et des services futurs ou les performances futures. Ces declarations prospectives peuvent souvent etre identifiees par les mots « s'attendre a », « anticiper », « croire », « planifier » ou « estimer », ainsi que par d'autres termes similaires. Bien que la direction de Sanofi-Synthelabo estime que ces declarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertes sur le fait que ces declarations prospectives sont soumises a de nombreux risques et incertitudes, difficilement previsibles et generalement en dehors du controle de Sanofi-Synthelabo, qui peuvent impliquer que les resultats et developpements attendus different significativement de ceux qui sont exprimes, induits ou prevus dans les informations et declarations prospectives. Ces risques et incertitudes comprennent ceux qui sont developpes ou identifies dans les documents publics deposes par Sanofi-Synthelabo et Aventis aupres de l'AMF et de la SEC, y compris ceux enumeres sous la section « Facteurs de risque » du document de reference de Sanofi-Synthelabo et les sections « Cautionary Statement Concerning Forward- Looking Statements » et « Risk Factors » du prospectus preliminaire compris dans le document d'offre americain (registration statement on Form F-4) que Sanofi-Synthelabo a depose aupres de la SEC (sous le numero 333-112314). Sanofi-Synthelabo ne prend aucun engagement de mettre a jour les informations et declarations prospectives. Des exemplaires du document d'offre americain (registration statement), du prospectus preliminaire et de sa version finale (lorsqu'elle sera disponible) ainsi que d'autres documents publics deposes aupres de la SEC peuvent etre obtenus sans frais de la maniere decrite ci-dessus. Les investisseurs et les proprietaires de valeurs mobilieres emises par la societe peuvent avoir acces gratuitement au document de reference et a tout autre document depose ou enregistre par Sanofi-Synthelabo aupres de l'AMF sur le site web www.amf-france.org ainsi qu'au document "20F" et a tout autre document depose aupres de la Securities and Exchange Commission americaine sur le site web www.sec.gov ou directement aupres de Sanofi-Synthelabo sur le site web www.sanofi-synthelabo.com.

Notes explicatives Les ventes developpees: comprennent les ventes consolidees par Sanofi-Synthelabo, diminuees des ventes de produits aux partenaires, et les ventes non consolidees realisees par nos partenaires au sein des accords avec Bristol-Myers Squibb sur Plavix(r)/Iscover(r) (clopidogrel) et Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), avec Fujisawa sur Stilnox(r)/Myslee(r) (zolpidem), et avec Organon sur Arixtra(r) (fondaparinux) telles qu'elles nous ont ete communiquees par nos partenaires. Les ventes developpees sont un indicateur utile car elles montrent les tendances de la presence globale des produits Sanofi-Synthelabo sur le marche mondial. Chiffre d'affaires comparable: Lorsqu'il est fait reference aux variations du chiffre d'affaires a donnees comparables, cela signifie que l'impact des variations de taux de change et des variations de perimetre (acquisitions ou cessions de participations dans une societe, acquisitions ou cessions de droits sur des produits, changement de methode de consolidation) a ete exclu. L'impact des taux de change est elimine en recalculant les ventes de l'exercice precedent sur la base des taux de change utilises pour l' exercice considere. L'effet des changements de perimetre est corrige en retraitant les ventes de l'exercice anterieur de la maniere suivante : (i) en ajoutant la partie des ventes provenant de l'entite ou des droits acquis en tenant compte de la duree de detention de ceux-ci; cette portion des ventes est calculee sur la base des donnees historiques communiquees par le cedant, (ii) de meme, lorsqu'une entite ou des droits sur un produit sont cedes, les ventes pour la partie en question sur l'exercice anterieur sont eliminees, (iii) lors de changement de methode de consolidation, l'exercice anterieur est retraite selon la methode de consolidation retenue pour l'exercice en cours. Resultat net part du groupe avant elements exceptionnels et amortissements des ecarts d'acquisition: le resultat net part du groupe avant elements exceptionnels et amortissements des ecarts d'acquisition est un indicateur "Non GAAP" que nous definissons comme le resultat net retraite des elements exceptionnels et des amortissements des ecarts d'acquisition nets d'impots, part du groupe. Cet indicateur "Non GAAP" vient en complement de l'indicateur GAAP resultat net part du groupe (qui inclut les elements exceptionnels et les amortissements des ecarts d'acquisition qui sont sans impact de tresorerie) car nous estimons que cet indicateur "Non GAAP" mesure de maniere plus pertinente la performance de nos activites. De plus, nous utilisons cet indicateur pour evaluer notre performance financiere et permettre sa comparaison d'une periode a l'autre. Resultat net par action (BNPA) part du groupe avant elements exceptionnels et amortissements des ecarts d'acquisition. Le BNPA avant elements exceptionnels et amortissements des ecarts d'acquisition est un indicateur de mesure "Non GAAP" que nous definissons comme le resultat net part du groupe avant elements exceptionnels et amortissements des ecarts acquisition divise par la moyenne ponderee du nombre d'actions en circulation durant la periode consideree retraitee au prorata temporis de leur date d'acquisition du nombre de titres Sanofi-Synthelabo auto-detenu par le groupe. Objectifs de ventes 2006. Les objectifs de ventes 2006 par produit sont donnes pour une parite 1 euro = 1,05 dollar US.

Jean-Francois DEHECQ President - Directeur General

Une nouvelle tres belle annee en 2003 Tres forte croissance des activites a donnees comparables Ventes consolidees : +15,6% Ventes developpees : +20,4%

Une nouvelle tres belle annee en 2003 dans toutes les regions Une tres forte croissance de l'activite(1) dans toutes les regions : Europe : +10,4%, superieure au marche Etats-Unis : +32,9%, la plus belle performance du secteur Reste du monde : +13,1%, tres superieure au marche (1) Ventes consolidees, croissance a donnees comparables

Une nouvelle tres belle annee en 2003 pour les produits Tres forte croissance(1) des 10 premiers produits +26,9% representant 67,3% des ventes contre 61,3% en 2002 et une capacite a soutenir avec succes le reste du portefeuille +2,2%(2) (1) A donnees comparables (2) Hors Corotrope(r) / Primacor(r) (hors brevet), hors Ticlid(r) substitue par Plavix(r)

Une nouvelle tres belle annee en 2003 pour la recherche Resultats tres positifs pour les produits strategiques : Plavix(r), Aprovel(r), Eloxatine(r), Arixtra(r), Uroxatral(r) Evolution tres favorable du portefeuille amont Nouveaux resultats tres positifs de 5 etudes de phase III annonces debut 2004 Preparant l'arrivee de nouveaux « blockbusters » potentiels : ACOMPLIA(tm) (rimonabant) AMBIEN(r) CR (zolpidem MR) Dronedarone Une R&D tres productive garante d'une croissance durable

Une nouvelle tres forte croissance du BNPA(1) en 2003 1999 2000 2001 2002 2003 Est 0.85 1.31 1.88 2.42 2.94 (1) Avant elements exceptionnels et amortissement des ecarts d'acquisition (2) Croissance annuelle moyenne Croissance du BNPA(1) +21,5% en 2003 +36,4% par an(2)

Une nouvelle tres forte croissance du BNPA(1) en 2003 Tout en augmentant les depenses de R&D +14,7% (a taux de change 2002) Sans plus value de cession de produits Et malgre un effet change negatif A taux de change 2002 la croissance du BNPA(1) aurait ete de +35,5% (1) Avant elements exceptionnels et amortissement des ecarts d'acquisition

Une nouvelle tres belle annee en 2003 2003 : une croissance forte : Chiffre d'affaires +15,6%(1) 2003 : une croissance durable : Resultats tres positifs de 5 etudes de phase III 2003 : une croissance profitable : BNPA(2) +21,5% (+35,5% a taux de change 2002) (1) A donnees comparables (2) Avant elements exceptionnels et amortissement des ecarts d'acquisition

Operations Hanspeter SPEK Vice President Executif Operations

Etats-Unis EUROPE RdM Marche 0.111 0.087 0.058 Sanofi-Synthelabo consolide 0.377 0.118 0.142 Sanofi-Synthelabo developpe 0.401 0.118 0.115 Une croissance plus rapide que les marches 4 annees de croissance a deux chiffres Accentuant l'ecart avec le marche Croissance plus de deux fois superieure en 2003 Une croissance au TOP Etats-Unis : plus forte parmi le TOP20 Europe : plus forte parmi le TOP10 IMS/GERS Monde = USA (10 canaux sauf en 2000 : 8 canaux) + Europe (18 pays Ville) + Japon (Ville & Hopital) RoW= IMS Ville Amerique latine (7 pays) + Afrique (3 pays) + Moyen Orient (3 pays) + Asie-Australasie (3 pays) + Japon (V+H) Surperformant constamment le marche mondial(1) Surperformant le marche partout Croissance sur les principaux marches, 2003(2) Sanofi-Synthelabo developpe Sanofi-Synthelabo consolide Marche 2000 0.158 0.104 0.096 2001 0.218 0.166 0.138 2002 0.194 0.134 0.092 2003 0.257 0.194 0.092 2000 2001 2002 2003

Europe : une performance remarquable Meilleure croissance parmi le TOP10 Croissance de +27% des ventes consolidees des 5 produits strategiques a 2 165 m euros(2) Reorganisation des grandes filiales pour se rapprocher de nos clients et accroitre la productivite des forces de vente (1) IMS/GERS 18 pays Ville MAT Dec-03 (2) Ventes consolidees publiees. Croissance a donnees comparables Croissance 2003 du TOP10(1) SANOFI-SYNTHELABO NOVARTIS MARKET JOHNSON & JOHNSON PFIZER ROCHE AVENTIS ASTRAZENECA BRISTOL-MYERS SQB. GLAXOSMITHKLINE MERCK & CO Est 0.12 0.1 0.09 0.08 0.08 0.08 0.04 0.03 0.03 0.02 0.02 Ventes consolidees publiees Mds euros(2) Ventes et croissances m euros(2) Xatral(r) Eloxatine(r) Aprovel(r) Plavix(r) 2003 185 301 575 975 2002 161 219 475 725 +35,2% +21,6% +38,7% +16,4% 2000 2001 2002 2003 Est 3600 3882 4304 4693

BAY GSK AZ NVS SA~SY RCHE JNJ P&G FRX LLY BMY JNS PFE AVE WYE B-I TAK TAP ABT MRK SGP Industry Est 0.66 0.52 0.48 0.47 0.47 0.43 0.43 0.43 0.42 0.42 0.42 0.41 0.4 0.39 0.38 0.38 0.37 0.36 0.36 0.35 0.34 0.44 Un acteur important aux Etats-Unis D'une presence limitee en 1999 a une presence significative Une strategie de developpement originale Fortement basee sur la croissance interne Croissance adaptee des structures en fonction des produits et des lancements Privilegier l'Excellence Donnees internes. Croissance a donnees comparables Exclus Management, MTL's, MCO's; Total force de vente dec. 2003 = 2 675 (3) Health Strategies Group, Inc., PharmaSFE, SFE Monitor Fall 2003 Ventes internes, Mds euros(1) 2000 2001 2002 2003 1/1/2004 PCP 807 1410 1410 1410 1880 Specialiste 247 493 547 609 588 Oncologie 10 15 90 90 90 Visites resultant en intention de changer la prescription 47% Productivite des forces de vente, Primary Care US(3) Visiteurs medicaux US(2) 2,2 3,1 3,5 4,0 0,9 1,1 1,7 1,9 0,0 0,5 1,0 1,5 2,0 2,5 3,0 3,5 4,0 4,5 2000 2001 2002 2003 Developpe Consolide +35.4% +32.9%

IMS monthly MS in value 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 Dec-01 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 9/1/2003 10/1/2003 11/1/2003 12/1/2003 Myslee(r) 0.031 0.044 0.051 0.062 0.071 0.088 0.095 0.096 0.111 0.114 0.129 0.125 0.139 0.144 0.145 0.15 0.157 0.165 0.169 0.172 0.176 0.179 0.184 0.185 0.192 0.196 0.199 0.195 0.203 0.21 0.211 0.214 0.216 0.217 0.221 0.224 Lendormin(r) 0.276 0.274 0.272 0.262 0.26 0.266 0.261 0.253 0.259 0.262 0.254 0.254 0.254 0.256 0.257 0.236 0.237 0.234 0.232 0.234 0.23 0.232 0.228 0.225 0.227 0.226 0.226 0.221 0.223 0.22 0.219 0.217 0.217 0.218 0.215 0.214 Halcion(r) 0.15 0.147 0.145 0.137 0.137 0.137 0.135 0.13 0.132 0.133 0.127 0.125 0.127 0.125 0.126 0.117 0.118 0.118 0.115 0.116 0.115 0.114 0.113 0.11 0.113 0.11 0.111 0.106 0.108 0.106 0.106 0.104 0.105 0.105 0.104 0.101 Amoban(r) 0.102 0.098 0.095 0.096 0.091 0.094 0.09 0.089 0.089 0.088 0.087 0.086 0.083 0.083 0.081 0.087 0.085 0.086 0.085 0.087 0.085 0.086 0.086 0.086 0.086 0.084 0.084 0.086 0.085 0.083 0.084 0.084 0.084 0.085 0.083 0.083 Doral(r) 0.09 0.091 0.098 0.095 0.113 0.084 0.09 0.116 0.088 0.081 0.092 0.095 0.087 0.09 0.092 0.095 0.098 0.088 0.088 0.09 0.096 0.085 0.089 0.095 0.086 0.089 0.09 0.091 0.089 0.091 0.09 0.092 0.092 0.087 0.089 0.095 Rohypnol(r) 0.094 0.092 0.091 0.093 0.088 0.092 0.089 0.086 0.088 0.087 0.086 0.087 0.085 0.085 0.085 0.083 0.082 0.081 0.087 0.076 0.076 0.078 0.077 0.078 0.076 0.076 0.075 0.077 0.075 0.075 0.075 0.074 0.073 0.074 0.073 0.072 Repeter la "success story US" au Japon (1) IMS Japon (V+H) Renforcer le developpement local des produits de recherche Partenariats strategiques avec Fujisawa et Daiichi Reprise des droits Ancaron(r) Lancement de notre propre Force de Vente Depot de Plavix(r) Myslee(r) (zolpidem) : part de marche mensuelle (valeur)(1) Ancaron(r) : part de marche annuelle (valeur)(1) 1996 1997 1998 1999 2000 2001 2002 2003 Ventes en m euros - MAT 3.49 4.79 6.55 9.62 13.95 19.45 26.79 33.65 % de PdM 0.009 0.012 0.016 0.025 0.036 0.048 0.067 0.082 % de PdM valeur

PFIZER GLAXOSMITHKLINE MERCK & CO J &J NOVARTIS ASTRAZENECA AVENTIS BMS ROCHE WYETH SANOFI-SYNTHELABO PFIZER 0.089 PFIZER 7 GLAXOSMITHKLINE 0.04 GLAXOSMITHKLINE 9 MERCK & CO 0.065 MERCK & CO 5 J & J 0.129 J & J 6 NOVARTIS 0.175 NOVARTIS 2 ASTRAZENECA -0.016 ASTRAZENECA 4 AVENTIS 0.084 AVENTIS 4 BMS 0.046 BMS 2 ROCHE 0.118 ROCHE 2 WYETH 0.068 WYETH 3 0,0 2,0 4,0 6,0 8,0 10,0 12,0 14,0 2000 2001 2002 2003 2006 Xatral(r) Eloxatine(r) Aprovel(r) Plavix(r) Stilnox(r) Un robuste portefeuille de produits phares Doublement des ventes des produits strategiques depuis 2000 Un portefeuille equilibre autour de 4 blockbusters La plus forte densite de blockbusters rapportee a la taille Fort potentiel grace au Life Cycle Management Donnees internes et estimations internes. Croissance a donnees comparables IMS/GERS & donnees des laboratoires. Blockbuster = ventes > 1 Mds USD +36,0% Ventes developpees & Objectif de ventes 2006, Mds euros(1) Croissance 2003 & Blockbusters(2) Pfizer GSK Merck & Co J & J Novartis AstraZeneca Aventis BMS Roche Wyeth Sanofi-Synthelabo developpe

USA EUROPE RdM Autres Produits 0.175 2.529 0.949 5 Produits Strategiques 3.817 2.31 0.78 Une gestion dynamique des produits matures Forte adaptation aux marches locaux Augmentation du poids des produits strategiques tout en maintenant l'effort sur les autres produits Ventes developpees - donnees internes CA consolide - donnees internes. Croissance a donnees comparables Adaptation aux marches locaux - ventes developpees 2003(1) Structure du portefeuille europeen m euros(2) Reste du portefeuille Produits strategiques 2001 2002 2003 Autres Produits 2.595 2.592 2.528 5 Produits Strategiques 1.287 1.712 2.165 +33% +27% 4% 96% 52% 48% 55% 45% Mds euros

EUROPE : Eloxatine(r) vs irinotecan (m euros)(2) Cancers digestifs Cancer du colon en association avec des produits biologiques 2 500 patients Nouvelle indication (Retention Aigue d'Urine) 3 300 patients AMBIEN(r) CR (zolpidem MR) Nouvelles indications (Insuffisance Cardiaque, Fibrillation Auriculaire) 17 500 patients Nouvelles indications (Fibrillation Auriculaire, patients a haut risque) Nouveaux developpements en Neurologie 88 000 patients 0 10 20 30 40 50 60 70 Q 1 00 Q 3 00 Q 1 01 Q 3 01 Q 1 02 Q 3 02 Q 1 03 Q 3 03 Eloxatine(r) irinotecan Une croissance soutenue grace au Life Cycle Management Intrinsiq Research part de marche nouveau patient - Trimestres mobiles - toute chimiotherapie IMS V+H 14 pays europeens : ventes trimestrielles USA : Penetration d'Eloxatin(r) dans le MCRC(1) 0% 10% 20% 30% 40% 50% 60% sept-02 mars-03 juin-03 sept-03 Eloxatin(r) 1ere ligne Eloxatin(r) 2eme ligne irinotecan 1ere ligne irinotecan 2eme ligne

2002 AMGEN 30,6% J&J 18,6% NOVARTIS 15,4% SANOFI-SYNTHELABO 13,4% AVENTIS 13,2% BOEHRINGER ING. 12,6% PFIZER 11,7% EISAI 11,5% Un des meilleurs "Track Record" de l'industrie Base solide pour une croissance forte Groupes du TOP20 ayant une croissance a deux chiffres(1) 2000 TAKEDA 26,6% EISAI 20,8% MERCK & CO 19,6% J&J 16,4% GSK 13,1% PFIZER 12,8% AMGEN 12,6% AVENTIS 12,5% BMS 12,0% WYETH 11,6% LILLY 10,5% SANOFI-SYNTHELABO 10,4% ASTRAZENECA 10,0% 2001 J&J 25,5% WYETH 24,2% EISAI 19,4% TAKEDA 18,7% MERCK & CO 18,3% AVENTIS 18,3% SANOFI-SYNTHELABO 16,6% PFIZER 16,6% AMGEN 16,2% GSK 16,1% SCHERING AG 15,9% BOEHRINGER ING. 15,2% ASTRAZENECA 15,0% ABBOTT 11,3% LILLY 11,2% NOVARTIS 10,5% BMS 10,4% 2003 AMGEN 36,0% SANOFI-SYNTHELABO 19,4% NOVARTIS 17,5% BOEHRINGER ING. 13,4% EISAI 13,0% J&J 12,9% ABBOTT 12,0% ROCHE 11,8% LILLY 11,7% TAKEDA 10,0% (1) IMS/GERS : MONDE = USA (10 canaux sauf en 2000 : 8 canaux) + EUROPE (18 pays Ville) + Japon (V+H)

Finance Marie-Helene LAIMAY Senior Vice President Directeur financier

1999 2000 2001 2002 2003 Chiffre d'affaires 100 111.5 121.3 139.2 150.4 Marge brute 100 117.2 135.7 157.3 171.6 Resultat operationnel 100 162.4 216.9 269.2 316.7 Resultat net* 100 153.8 220.2 281.3 331 BNPA* 100 154.1 221.2 284.7 345.9 Chiffre d'affaires Marge brute Resultat operationnel Resultat net* BNPA* Une croissance profitable Multiplication par 3,5 du BNPA* en 4 ans Augmentation de 120% du ratio resultat net*/CA * Avant elements exceptionnels et amortissement des ecarts d'acquisition

Croissance forte du chiffre d'affaires consolide* Croissance du chiffre d'affaires consolide a donnees comparables : +15,6% Impact du changement de perimetre : - 0,3% Impact des taux de change : - 7,2% dont Dollar US : - 4,0% Yen : - 0,4% Amerique latine : - 1,3% Croissance du chiffre d'affaires consolide a donnees publiees : + 8,1% * a donnees comparables 2001 2002 2003 Est 6488 7448 8048 +14,8% (+12,8%*) +8,1% (+15,6%*) Chiffre d'affaires consolide En millions d'euros

2001 2002 2003 Est 5235 6070 6620 Nouvelle croissance du taux de marge brute Croissance de +0,8 point du taux de marge brute a 82,3% Amelioration du mix produits et de la productivite Augmentation des redevances recues sur Plavix(r) et Avapro(r) aux Etats-Unis limitee par l'effet de change A taux de change 2002, croissance de +2 points du taux de marge brute a 83,5% +16,0% +9,1% 80,7% des ventes 82,3% des ventes 81,5% des ventes Marge brute En millions d'euros

Amelioration de 3 points du ratio de resultat operationnel sur chiffre d'affaires a 38,2% des ventes Recherche et developpement : +8,0% (+14,7% a taux de change 2002) Frais commerciaux et generaux : +2,0% (+9,2% a taux de change 2002) Poursuite de l'effort en Europe Acceleration aux Etats-Unis (Ambien(r), Eloxatin(r), Uroxatral(r)) Autres produits et charges : +30,5% (+71,1% a taux de change 2002) Quote-part de resultat retrocedee a BMS : 173 m euros versus 142 m euros en 2002 Quote-part de resultat recu de BMS : 436 m euros versus 348 m euros en 2002 2001 2002 2003 Est 2106 2614 3075 +24,1% +17,6% 32,5% des ventes 38,2% des ventes 35,1% des ventes Resultat operationnel En millions d'euros

Repartition geographique du resultat operationnel* * 4 460 m euros (hors frais non affectes : 1 385 m euros) Une repartition geographique equilibree du resultat operationnel Europe U.S.A Autres pays CA 1874 2025 561 Etats-Unis 2 025 m euros + 13,7% Autres Pays 561 m euros + 7,5% 45% 13% Europe 1 874 m euros + 14,8% 42%

Resultat net En millions d'euros Amelioration de 2,2 points du ratio de resultat net sur chiffre d'affaires a 25,8% des ventes Resultat financier : 155 m euros (vs. 85 m euros en 2002) Politique de couverture de change : +103 m euros (+48 m euros en 2002) Ajustement des plans de stock options a valeur de marche : +2 m euros (-46 m euros en 2002) Baisse de la tresorerie moyenne placee Baisse des taux d'interet Taux d'impot : 33,9% en 2003 (vs. 28,9% en 2002) Annee 2002 atypique (Lorex, reprise de provisions) Interets minoritaires : 3 m euros (vs. 87 m euros en 2002) Essentiellement part de Pharmacia dans les profits de Lorex jusqu'au 16/04/02 A taux de change 2002, resultat net 2003 : +31,5% 2001 2002 2003 Est 1585 1759 2076 +11,0% +18,0% 24,4% des ventes 25,8% des ventes 23,6% des ventes

Perspectives de BNPA* annoncees en septembre 2003 : +20% pour 1 euro = 1,10 USD +19% pour 1 euro = 1,13 USD BNPA avant elements exceptionnels et amortissement des ecarts d'acquisition : 2,94 euros +21,5% (+35,5% a taux de change 2002) BNPA : 2,95 euros +21,9% Croissance du BNPA* superieure aux perspectives annoncees : +21,5% * Avant elements exceptionnels et amortissement des ecarts d'acquisition Benefice net par action* En euros 2001 2002 2003 Est 1.88 2.42 2.94 +28,7% +21,5%

Amelioration de la tresorerie disponible Tresorerie disponible generee en 2003 avant programme de rachat d'actions : 1 303 m euros Programme de rachat d'actions(1) en 2003 : 20 millions d'actions pour 1 017 m euros Actions auto-detenues dans le cadre du programme de rachat d'actions(1) au 31 decembre 2003 : 36,6 millions d'actions(2) 5,0% du capital 1 980 millions d'euros (1) Autorises par les assemblees generales du 29 mai 2002 et du 19 mai 2003 (2) Actions auto detenues dans le cadre des programmes de rachat d'actions (hors plan de stock options) (3) Hors actions auto detenues dans le cadre des plan de stock options Tresorerie nette au bilan au 31/12/2003 : 2,4 Mds euros(3)

Gerard LE FUR Directeur General Delegue Affaires Scientifiques Recherche & Developpement

Un portefeuille de produits equilibre, garant d'une croissance durable 56 molecules en developpement 25 molecules en phases II et III 31 molecules en pre-clinique et phase I

Portefeuille R&D

R&D : modifications du portefeuille de produits en developpement Arret de Developpement : Deux molecules en Phase I SSR 125180 et SR 146131 - (agonistes des recepteurs CCK1) Deux indications arthrite rhumatoide - (SR 125329) cancer du poumon non a petites cellules - (tirapazamine) Trois nouveaux produits entres en developpement pre-clinique : SSR 128428 dans les maladies thrombo-emboliques SSR 244738 en oncologie SSR 180711 dans le systeme nerveux central

Sept resultats majeurs d'etudes cliniques 5 resultats positifs d'etudes de phase III EURIDIS - dronedarone ADONIS - dronedarone ZOLADULT - AMBIEN(r) CR (zolpidem MR) STRATUS US - ACOMPLIATM (rimonabant) RIO-Lipids - ACOMPLIATM (rimonabant) 2 resultats positifs d'etudes de phase IIb Saredutant (SR 48968) dans les troubles depressifs majeurs SR 121463 - Antagoniste des recepteurs V2 dans le SIADH

Cardiovasculaire / Thrombose

Systeme Nerveux Central

Oncologie

Medecine Interne

Dronédarone : EURIDIS et ADONIS études pivotales de phase III dans la fibrillation auriculaire

- EURIDIS* Etude Européenne de la dronédarone dans le maintien du rythme sinusal chez les patients ayant eu une fibrillation auriculaire ou un flutter (placebo, n=201; dronédarone, n=411)
- ADONIS** Etude Américaine - Australienne - Africaine de la dronédarone dans le maintien du rythme sinusal chez les patients ayant eu une fibrillation auriculaire ou un flutter (placebo, n=208; dronédarone, n=417)
- Objectifs principaux :
  - évaluer l'efficacité de la dronédarone (400mg x2/j) vs placebo :
    - pour le maintien du rythme sinusal après conversion électrique, pharmacologique ou spontanée de la fibrillation/flutter auriculaire
    - sur les symptômes liés à la FA/FLA
- 1 an de traitement

* EURopean trial In atrial fibrillation or flutter patients receiving Dronedarone for the maIntenance of Sinus rhythm
** American-Australian-African trial with DronedarONe In atrial fibrillation or flutter patients for the maintenance of Sinus rhythm

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© Sanofi-Synthélabo – Affaires d'information – février 2004

Dronedarone : resultats d'EURIDIS Reduction des recidives de FA vs placebo Placebo Dronedarone 400mg x2/jour Incidence Cumulee 0 60 120 180 240 300 360 0,0 0,1 0,2 0,3 0,4 0,5 0,6 0,7 0,8 Temps (jours) resultats du test Log-rank : p = 0,0138 0 60 120 180 240 300 360 0,0 0,1 0,2 0,3 0,4 0,5 0,6 0,7 0,8 Temps (jours) Incidence Cumulee resultats du test Log-rank : p = 0,0055 Courbes d'incidence cumulee pour les patients randomises et traites : Apres adjudication 1ere recidive de FA/Flutter Symptomatique 1ere recidive de FA/Flutter

Incidence Cumulee 0 60 120 180 240 300 360 0,0 0,1 0,2 0,3 0,4 0,5 0,6 0,7 0,8 Temps (jours) resultats du test Log-rank : p=0,021 0 60 120 180 240 300 360 0,0 0,1 0,2 0,3 0, 4 0,5 0,6 0,7 0,8 Temps (jours) Incidence Cumulee resultats du test Log-rank : p=0,0017 Dronedarone : resultats d'ADONIS Reduction des recidives de FA vs placebo Courbes d'incidence cumulee pour les patients randomises et traites : Apres adjudication 1ere recidive de FA/Flutter Symptomatique 1ere recidive de FA/Flutter Placebo Dronedarone 400mg x2/jour

Dronedarone: Donnees groupees EURIDIS et ADONIS Tolerance Effets indesirables : incidence similaire dans les groupes actif et placebo Pas d'effet arythmogene Pas de Torsade de Pointes au cours des 12 mois de suivi Incidence d'Evenements Indesirables survenant durant le Traitement (EIT) Placebo dronedarone 400 mgx2/j n 409 828 Patients avec des EIT 65.8% 69.8% Patients avec des EIT graves 24.4% 19.8% Deces 0.7% 1.0% Patients sortis d'etude suite a un EIT 7.1% 9.7%

Dronedarone: EURIDIS et ADONIS Conclusions Dronedarone est tres efficace dans les deux etudes pivotales de Phase III dans la fibrillation auriculaire Dronedarone est efficace sur les recidives de fibrillation auriculaire y compris celles qui sont symptomatiques L'incidence globale des effets indesirables avec la dronedarone est similaire a celle observee sous placebo Les donnees d'efficacite et de tolerance sont homogenes dans les deux etudes de Phase III

Antagoniste des recepteurs V2 de la vasopressine, (SR 121463) un aquaretique pur Resultats de Phase IIb - etude dans le SIADH* - correction de la natremie Variation moyenne de la natremie Jour 2 Jour 3 Jour 4 Jour 5 Ouvert placebo 1.1 0.7 0.4 3.7 3.1 25 mg SR121463 7.2 7.9 8.5 8.8 10.5 50 mg SR121463 6.4 9.4 9.6 15.7 12.5 50 mg SR121463 Placebo 25 mg SR121463 Comparaison en double- aveugle placebo (n=8) 25 mg SR 121463 (n=14) 50 mg SR 121463 (n=12) Un traitement de 5 jours a montre une augmentation significative de la natremie Taux de reponse : 1/8 avec placebo, 11/14 avec 25 mg, et 10/12 avec 50 mg La poursuite du traitement en ouvert jusqu'a 22 mois a montre une bonne securite clinique et une bonne tolerance (soif) * Syndrome de secretion Inappropriee d'ADH (hormone anti-diuretique)

Antagoniste des recepteurs V2 de la vasopressine (SR 121463) un aquaretique pur Etude de Phase IIa chez les patients cirrhotiques Patients with cirrhotic ascites and [Na]> 125 meq /L R J1 J6 J7 SR 121463 30 - 75 mg od Spironolactone 150 mg od Placebo + SR 121463 50 mg N = 16 N = 12 N = 8 Patients avec ascite cirrhotique et [Na]> 125 meq /L R SR 121463 30 - - 75 mg 1/jour Spironolactone 150 mg 1/jour Placebo + SR 121463 50 mg N = 16 N = 12 N = 8 Variation de la diurese (mL): moyenne +- SEM Variation du Na plasmatique (mEq/L): moyenne +- SEM Bonne tolerance du SR 121463 (associee seulement a une augmentation de la soif)

Antagoniste des recepteurs V2 de la vasopressine (SR 121463) un aquaretique pur Plan de developpement de Phase III dans les hyponatremies Debut du programme T2 2004 Etude controlee vs placebo dans le SIADH* (quelle qu'en soit la cause) - 75 patients Traitement initial a dose fixe - 25 et 50 mg/jour Poursuite du traitement en ouvert jusqu'a 12 mois avec adaptation du dosage Objectif: Correction de la natremie * Syndrome de secretion Inappropriee d'ADH (hormone anti-diuretique)

Suivi jusqu'a 12 mois Programme de Phase IIb DFI 5563 Ascites normonatremiques Objectif Poids corporel 14 jours Traitement concomitant spironolactone + furosemide N = 35 patients/groupe (total 140) DFI 4521 Ascites hyponatremiques Objectif Poids corporel & natremie 14 jours Traitement concomitant spironolactone N = 27 patients/groupe (total 108) DFI 4522 Recidives d'ascite Objectif Poids corporel, delai jusqu'a ponction 12 semaines Traitement concomitant spironolactone N = 36 patients/groupe (total 144) Etude de comparaison de doses : 5; 12,5 et 25 mg/jour vs placebo Antagoniste des recepteurs V2 de la vasopressine (SR 121463) un aquaretique pur

AMBIEN(r) CR - maintien du sommeil chez les patients souffrant d'Insomnie Primaire Soumission T2 2004 Etude controlee vs placebo avec polysomnographie (3 semaines) evaluant AMBIEN(r) CR dans le traitement des patients souffrant d'Insomnie Primaire (critere DSM IV) et ayant des difficultes de maintien du sommeil (ZOLADULT): 12,5 mg au coucher n=110 patients dans le groupe placebo, n=102 patients dans le groupe actif (AMBIEN(r) CR)

AMBIEN(r) CR Resultats de ZOLADULT Criteres objectifs (PSG) Maintien du sommeil : Wake time After Sleep Onset* - 0-6hr (WASO) Duree du sommeil : Efficacite du sommeil (SE) Induction du sommeil : Latence jusqu'au sommeil profond (LPS) Criteres subjectifs : resultats coherents avec ceux obtenus avec la PSG Bon profil de tolerance Amelioration statistiquement significative a toutes les evaluations au cours de l'etude * WASO ou veille intercurrente

AMBIEN(r) CR Resultats ZOLADULT Principaux parametres polysomnographiques N1/N2 Variation moyenne par rapport a baseline WASO (min) placebo -10.24 zolpidem CR (12.5mg) -33.49 - 10'24'' - 33'49'' LPS (in) placebo -13.3 zolpidem CR (12.5mg) -23.48 - 13'30'' - 23'48'' SE (%) placebo 5.5 zolpidem CR (12.5mg) 13 + 5,5 + 13,0 WASO (min) SE (%) LPS (min) p < 0,0001 p < 0,0001 p < 0,0001 placebo zolpidem MR (12,5 mg)

Saredutant (SR 48968) Antagoniste des recepteurs NK2 Etude de Phase IIb dans les Troubles Depressifs Majeurs (TDM) Etude controlee vs placebo et fluoxetine, multicentrique, en double-aveugle et randomisee 120 patients par groupe Patients hospitalises ou non, hommes ou femmes, ages de 18 a 65 ans souffrant d'episodes de TDM recidivants, d'intensite moderee a severe - (DSM-IV) « Hamilton Depression » score total median a baseline = 26 Duree = sept semaines (1 semaine de placebo run-in, 6 semaines de traitement)

Sarédutant – phase IIb dans les TDM Résultats (1/2)

- Variation moyenne du **score total des échelles HAM-D et HAM-A**
  Evaluation en intention de traiter – **LOCF**[1]



placebo
sarédutant 30 mg
sarédutant 100 mg
sarédutant 300 mg
fluoxetine 20 mg
-10
-11
-12
-13
-14
-15
-16
Hamilton Dépression
variation moyenne / baseline ± SEM



placebo
sarédutant 30 mg
sarédutant 100 mg
sarédutant 300 mg
fluoxetine 20 mg
-10
-11
-12
-13
-14
-15
-16
Hamilton Anxiété
variation moyenne / baseline ± SEM

(1) LOCF: Last Observation Carried Forward
(dernière observation recueillie)

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© Sanofi-Synthélabo – Réunion d'information – février 2004

percent of patients with sustained response placebo 33.3 saredutant 100 mg 43.9 fluoxetine 20 mg 37.5 Saredutant - phase IIb dans les TDM Resultats (2/2) % of patients with HAM-D total score <8 week 6 placebo 28.7 SR 48968 (100mg) 36.7 fluoxetine (20mg) 38.9 33,3% 43,9% 37,5% 28,7% 36,7% 38,9 % placebo placebo saredutant 100 mg saredutant 100 mg fluoxetine 20 mg fluoxetine 20 mg % de patients avec reponse prolongee % de patients avec score total de HAM-D <8 6eme semaine

Saredutant - phase IIb dans les TDM Tolerance

ACOMPLIA™ (rimonabant)- Programme de Phase III Sept études totalisant plus de 13 000 patients

- Programme RIO dans l'Obésité (> 6 600 patients recrutés)
  Le recrutement pour les 4 études de phase III est achevé
  - RIO-North America - 2 ans de traitement
  - RIO-Europe - 2 ans de traitement
  - RIO-Lipids - 1 an de traitement
  - RIO-Diabetes - 1 an de traitement
- Programme STRATUS dans le Sevrage tabagique
  (> 6 500 patients recrutés)
  Les trois études de phase III se poursuivent selon les prévisions
  - STRATUS US - 10 semaines de traitement
  - STRATUS Europe - 10 semaines de traitement
  - STRATUS worldwide - 1 an de traitement

© Sanofi-Synthélabo - Réunion d'information - Février 2004

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ACOMPLIA(tm) (rimonabant) sevrage tabagique STRATUS US - schema de l'etude Periode de selection J-14 a J-1 J1 a Sem. 2 Periode jusqu'a l'etat d'equilibre Periode « Pre-Quit » Periode « Post-Quit » Sem. 3 a 6 4 semaines Periode de "grace" Sem. 7 a 10 4 semaines Periode d'efficacite Critere d'efficacite primaire de la semaine 7 a la semaine 10 : Abstinence d'apres les criteres cliniques et biologiques (CO et cotinine) Placebo (n = 261) Acomplia(tm) 20 mg/jour (n = 261) Acomplia(tm) 5 mg/jour (n = 262) Pas de traitement prolonges abstinence rates during last 4 weeks of treatment - completers placebo 20.6 rimonabant 5 mg 20.2 rimonabant 20 mg 36.2 prolonges abstinence rates during last 4 weeks of treatment - ITT placebo 16.1 rimonabant 5 mg 15.6 rimonabant 20 mg 27.6 20,6% 20,2% 36,2%* * p = 0,002 * p = 0,004 placebo n = 189 Acomplia(tm) 5 mg n = 183 Acomplia(tm) 20 mg n = 188 16,1% 15,6% 27,6%* placebo Acomplia(tm) 5 mg Acomplia(tm) 20 mg Completers population ITT (1) ACOMPLIA(tm) (rimonabant) STRATUS US resultats (1/2) Taux d'abstinence prolongee pendant les 4 dernieres semaines de traitement (% de repondeurs) (1) Intent To Treat (en intention de traiter)

ACOMPLIA™ (rimonabant)

STRATUS US résultats (2/2)

- Poids - Variation du poids corporel moyen / baseline ± SEM (kg)

Sujets non obèses et avec abstinence prolongée


Kg
4
3
2
1
0
+ 3,0
+ 2,4
+ 0,7**
** p < 0,001
placebo
n = 26
Acomplia™
5 mg
n = 31
Acomplia™
20 mg
n = 52

population ITT LOCF(1)


Kg
2
1
0
-1
+ 1,1
+ 0,6*
- 0,3**
* p < 0,05
** p = 0,001
placebo
Acomplia™
5 mg
Acomplia™
20 mg

(1) LOCF: Last Observation Carried Forward (dernière observation recueillie)

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ACOMPLIA(tm) (rimonabant) Tolerance STRATUS US donnees de tolerance (1/3) Incidence globale des Evenements Indesirables survenant durant le Traitement (EIT)

STRATUS US donnees de tolerance (2/3) HAD(1) - Statistiques descriptives comparant la valeur a baseline et la derniere valeur sous traitement (1) HAD: echelle « Hospital Anxiety and Depression » ACOMPLIA(tm) (rimonabant)

STRATUS US donnees de tolerance (3/3) Bonne tolerance : donnees de laboratoire, signes vitaux et examen ECG ACOMPLIA(tm) (rimonabant) Tolerance cardio-vasculaire

ACOMPLIA(tm) (rimonabant) - Obesite RIO-Lipids : schema de l'etude Traitement : 1 an Double-aveugle Placebo n=334 Acomplia(tm) 5mg/jour n=340 Acomplia(tm) 20mg/jour n=344 Placebo J - 28 J 1 ? Inclusion (Randomisation 1/1/1) J 364 Etude controlee vs placebo, multicentrique, randomisee, en double- aveugle, en groupes paralleles (5mg, 20mg une fois par jour) Placebo run-in Simple-aveugle Regime hypocalorique modere : - 600 kcal/jour Patients avec dyslipidemie non-traitee et IMC* entre 27 et 40 kg/m2 A l'inclusion : IMC Moyen = 34 kg/m2 Poids Moyen = 96 kg * Indice de masse corporelle

ACOMPLIA™ (rimonabant)

RIO-Lipids résultats (1/6)

- Variations du poids et du tour de taille (variation moyenne ± SEM) par visite et LOCF(1) - population ITT



Poids (kg)
Variation du poids (kg)
2
0
-2
-4
-6
-8
-10
0 4 8 12 16 20 24 28 32 36 40 44 48 52 LOCF
Semaines
Tour de taille (cm)
Variation du tour de taille (cm)
Placebo
Acomplia® 5mg
Acomplia® 20mg

5 mg vs placebo : $p < 0{,}001$
20 mg vs placebo : $p < 1 \times 10^{-30}$

5 mg vs placebo : $p = 0{,}029$
20 mg vs placebo : $p < 1 \times 10^{-30}$

(1) LOCF: Last Observation Carried Forward (dernière observation recueillie)

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L'essentiel c'est la santé.
© Sanofi-Synthélabo - Réunion d'information - Février 2004

ACOMPLIA(tm) (rimonabant) RIO-Lipids resultats (2/6) Perte de poids > 5 % par rapport a baseline Responders at Dend - ITT LOCF placebo 19.5 rimonabant 5 mg 30 rimonabant 20 mg 58.4 19,5% 30,0%* 58,4%** Patients sous traitement a 1 an population ITT(1) weight loss >= 5% from baseline placebo 27.6 rimonabant 5 mg 41.8 rimonabant 20 mg 72.9 27,6% 41,8%* 72,9%** * p < 0,01 ** p < 0,001 * p < 0,01 ** p < 0,001 Placebo Placebo (1) Intent To Treat (en intention de traiter) Acomplia(tm) 5 mg Acomplia(tm) 20 mg Acomplia(tm) 5 mg Acomplia(tm) 20 mg

ACOMPLIA(tm) (rimonabant) RIO-Lipids resultats (3/6) Perte de poids > 10 % par rapport a baseline Responders at Dend - ITT LOCF (>=10% weight loss) placebo 7.2 rimonabant 5 mg 10.6 rimonabant 20 mg 32.6 7,2% 10,6% 32,6%* weight loss >= 10% from baseline placebo 10.3 rimonabant 5 mg 16.3 rimonabant 20 mg 44.3 10,3% 16,3% 44,3%* * p < 0,001 * p < 0,001 Placebo Placebo Patients sous traitement a 1 an population ITT(1) (1) Intent To Treat (en intention de traiter) Acomplia(tm) 5 mg Acomplia(tm) 20 mg Acomplia(tm) 5 mg Acomplia(tm) 20 mg

ACOMPLIA(tm) (rimonabant) RIO-Lipids resultats (4/6) HDL-cholesterol et triglycerides (mmol/L) % d'amelioration par rapport a baseline - LOCF(1) - population ITT 5 mg vs placebo : p = 0,025 20 mg vs placebo : p < 3 x 10-8 5 mg vs placebo : ns 20 mg vs placebo : p < 9 x 10-5 HDL-cholesterol Triglycerides Triclycerides - variation en % HDL-cholesterol - variation en % Semaines Semaines (1) LOCF: Last Observation Carried Forward (derniere observation recueillie) Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg

ACOMPLIA™ (rimonabant)

RIO-Lipids résultats (5/6)

- HGPO[1] à 120 minutes - Variation moyenne (± SEM) par rapport à baseline à un an - population ITT



Glucose (mmol/L)
0
-0,2
-0,4
-0,6
-0,8
-1
*
placebo
Acomplia™ 5mg
Acomplia™ 20mg



Insuline (µIU/mL)
10
5
0
-5
-10
-15
-20
-25
-30
*
placebo
Acomplia™ 5mg
Acomplia™ 20mg

* P < 0,001 vs placebo

(1) HyperGlycémie Provoquée par voie Orale

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© Sanofi-Synthélabo - Réunion d'information - février 2004

sanofi~synthelabo
L'essentiel c'est la santé.

(1) Definition ATPIII = au moins 3 criteres parmi ceux-ci: - Obesite abdominale : tour de taille hommes > 102 cm, femmes > 88 cm - Hypertension: ? 130 / ? 85 mmHg - Hypertriglyceridemie: ? 150 mg/dl - HDL cholesterol : hommes <40 mg/dl, femmes <50 mg/dl - Glycemie a jeun anormale : ? 110 mg/dl ACOMPLIA(tm) (rimonabant) RIO-Lipids resultats (6/6) Pourcentage de sujets avec syndrome metabolique(1) a un an - population ITT * p < 0,0001 vs placebo Placebo rimonabant 5 mg rimonabant 20 mg LOCF 41 40 25.8 Baseline 51.9 55.9 52.9 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg Baseline Un an de traitement 51,9 55,9 52,9 25,8* 40,0 41,0

ACOMPLIA(tm) (rimonabant) Tolerance RIO-Lipids donnees de tolerance (1/3) Incidence globale d'Evenements Indesirables survenant durant le Traitement (EIT)

ACOMPLIA(tm) (rimonabant) RIO-Lipids donnees de tolerance (2/3) HAD(1) - Statistiques descriptives comparant la valeur a baseline et la derniere valeur sous traitement (1) HAD: echelle "Hospital Anxiety and Depression"

ACOMPLIA(tm) (rimonabant) Tolerance cardiovasculaire RIO-Lipids donnees de tolerance (3/3) Bonne tolerance : donnees de laboratoire, signes vitaux et examen ECG

ACOMPLIA(tm) (rimonabant) Ces resultats demontrent l'activite centrale et peripherique du recepteur CB1 dans la regulation du metabolisme chez l'homme ACOMPLIA(tm), le premier antagoniste du recepteur CB1, a montre des effets dans l'obesite, sur le profil glucido-lipidique ainsi que lors du sevrage tabagique. ACOMPLIA(tm) est appele a devenir un traitement de choix dans la prise en charge des patients presentant des facteurs de risque cardio-vasculaire

R&D - Faits marquants en 2003 Sept soumissions en 2003 Arixtra(r) dans le traitement des MTEV Eloxatine(r) dans le cancer colorectal avance : 2eme ligne (Europe) - 1ere ligne (Etats-Unis) - traitement adjuvant dans le cancer du colon (Europe) Xatral(r) OD dans le traitement adjuvant de la retention aigue d'urine (Europe) Aprovel(r)/Avapro(r) Comprimes a masse reduite (Europe, Etats-Unis) Depakine(r) Chronosphere Sachets dans l'epilepsie et les troubles bipolaires (Europe) Six enregistrements en 2003 Arixtra(r) dans la prevention a long terme des MTEV pour les patients ayant ete operes pour une fracture de hanche Eloxatine(r) dans tous les stades du cancer colorectal metastatique (Europe) Uroxatral(r) dans le traitement des symptomes de l'hypertrophie benigne de la prostate (Etats-Unis) Xatral(r) OD dans le traitement adjuvant de la retention aigue d'urine (Europe) Avapro(r) Comprimes a masse reduite (Etats-Unis) Depakine(r) Chronosphere dans les troubles bipolaires (Europe)

Previsions R&D pour 2004 Un enregistrement Eloxatin(r): 1ere ligne cancer colorectal (Etats-Unis) Dix soumissions Eloxatin(r): traitement adjuvant du cancer du colon (Etats-Unis) Ambien(r) CR : insomnie (Etats-Unis) fumagilline : microsporidiose Arixtra(r): Patients « medicaux » (Europe, Etats-Unis) chirurgie a haut risque (Europe, Etats-Unis) prevention des TVP (Japon) Plavix(r): association fixe avec aspirine (Europe, Etats-Unis) soumission - Japon Aprovel(r)/Avapro(r) hypertension en pediatrie (Etats-Unis) irbesartan + HCTZ: association fortes doses (Europe, Etats-Unis)

Conclusion Jean-Francois DEHECQ President - Directeur General

L'annee 2003 D'excellents resultats : Fruit d'un travail continu pour : Une croissance forte Une croissance durable Une croissance profitable En s'appuyant sur : Une recherche forte et productive Une gestion operationnelle proche des marches et efficace Un mode de fonctionnement respectueux des equipes et des cultures Pour aller plus loin

L'offre de Sanofi-Synthélabo sur Aventis : un projet stratégique pour aller plus loin

Créer le N°1 en Europe, N°3 dans le Monde

- Forte implantation en Europe, notamment en France et en Allemagne
- Avec un développement rapide des positions en Amérique du Nord
- En poursuivant une stratégie de déploiement international

© Sanofi-Synthélabo – Réunion d'information – février 2004

79

sanofi~synthelabo
L'essentiel c'est la santé.

Un projet strategique pour une croissance forte Mise en oeuvre rapide de la strategie qui a permis le succes de Sanofi-Synthelabo : une politique adaptee a chaque pays et a chaque produit Combinaison des moyens marketing & commerciaux : Acceleration de la croissance des produits majeurs Optimisation des lancements des futurs produits des deux groupes

Un projet strategique pour une croissance durable Accelerer la R&D en recentrant les ressources combinees sur les meilleurs projets des deux groupes Les plus innovants, Les plus avances, Les plus prometteurs.

Un projet strategique pour une croissance profitable Dans l'interet de tous les actionnaires Dans l'interet des deux groupes La croissance profitable determine la capacite a investir en R&D, dans l'outil industriel et en promotion Dans l'interet des salaries Si l'optimisation des moyens doit toujours etre poursuivie, seuls la croissance et un developpement fort permettent la motivation des salaries Dans l'interet des patients Seule une croissance profitable permet d'investir dans la recherche de medicaments innovants

Un projet strategique pour une croissance forte, durable et profitable Un projet clair qui peut etre mis en oeuvre rapidement Avec une organisation laissant place : Au pluralisme qui est source de richesse Au respect des cultures et des specificites qui est la source majeure de la motivation de tous sur une strategie claire

Une offre attractive Pour les actionnaires d'Aventis Prime de 15,2%(1) Apport de la richesse du portefeuille de R&D de Sanofi-Synthelabo Capacite de Sanofi-Synthelabo de generer des resultats fondes sur la croissance de l'activite Pour les actionnaires de Sanofi-Synthelabo Operation relutive des 2004 Acceleration du developpement des produits existants et futurs des deux groupes grace aux ressources combinees Pour l'avenir du nouveau groupe Une croissance forte, durable et profitable La perspective d'une veritable creation de valeur (1) Sur la base de la moyenne 1 mois des cours de cloture de Sanofi-Synthelabo et d'Aventis au 21 janvier 2004 (inclus)

Annexes

Operations Annexe

Maintien d'une croissance a deux chiffres dans toutes les regions Annee 2003 CA Consolide Ventes Developpees Europe 4 693 + 10,4% 4 839 + 11,5 % Etats-Unis 1 912 + 32,9% 3 992 + 35,4 % Reste du Monde 1 443 + 13,1% 1 729 + 16,7 % Total 8 048 10 560 m euros Croissance m euros Croissance Les ventes developpees incluent 100% des ventes des accords BMS, Fujisawa et Organon. Croissance a donnees comparables. + 15,6% + 20,4%

SANOFI-SYNTHELABO IMS Consolide SANOFI-SYNTHELABO IMS Developpe AMGEN NOVARTIS EISAI ROCHE BOEHRINGER INGEL ABBOTT JOHNSON & JOHNSON TAKEDA AVENTIS LILLY SCHERING AG TOTAL USA MARKET PFIZER MERCK & CO WYETH GLAXOSMITHKLINE BRISTOL-MYERS SQB. BAYER ASTRAZENECA SCHERING PLOUGH Est 0.4 0.38 0.35 0.23 0.22 0.16 0.16 0.14 0.13 0.13 0.12 0.12 0.11 0.11 0.09 0.09 0.06 0.05 0.05 0 -0.06 -0.36 USA - Meilleure croissance du marche Forte performance de l'activite Chiffre d'affaires consolide(1) +32,9% Ventes developpees(1) +35,4% Un effort continu de structuration de l'organisation pour accelerer la croissance (1) 2003 donnees internes. Croissance a donnees comparables (2) IMS NSP (10 canaux) MAT Dec-2003 Meilleure croissance du TOP20(2) Croissance des produits majeurs, 2003(1,2) PLAVIX AMBIEN APROVEL Ventes internes developpees 0.38 0.11 0.3 Demande IMS 0.39 0.23 0.25 Leader en 1 an !

(1) Donnees internes. Exclus Management, MTL's, MCO's; Total forces de vente dec. 2003 = 2 675 (2) Health Strategies Group, Inc., PharmaSFE, SFE Monitor Fall 2003 USA : Une annee de progres significatifs pour la Force de Vente 2000 2001 2002 2003 1/1/2004 PCP 807 1410 1410 1410 1880 Specialistes 247 493 547 609 588 Oncologie 10 15 90 90 90 Restructurer l'organisation pour etre plus proche des clients et ameliorer la productivite Structure geographique Integration des fonctions supports (formation, operations) Multiples expansions : 20% de croissance des effectifs Lancement Uroxatral(r) : une presence competitive aupres des MG Augmentation significative de l'effort promotionnel Plavix(r) (+33% en 2003) Renforcement de la presence sur Ambien(r) Ameliorer la "Qualite" Focus sur l'execution Efficience operationnelle Productivite superieure a la moyenne de l'industrie(2) Productivite Force de Vente, Primary Care US (2) Visiteurs medicaux US(1) BAY GSK AZ NVS SA-SY RCHE JNJ P&G FRX LLY BMY JNS PFE AVE WYE B-I TAK TAP ABT MRK SGP Industry Est 0.66 0.52 0.48 0.47 0.47 0.43 0.43 0.43 0.42 0.42 0.42 0.41 0.4 0.39 0.38 0.38 0.37 0.36 0.36 0.35 0.34 0.44 47% Visites resultant en intention de changer la prescription.

MARCHE SANOFI-SYNTHELABO 0.11 0.15 Reste du Monde Asie (hors Japon) : concentration du portefeuille et acceleration de la croissance 4 produits representent 64% des ventes Afrique : croissance solide dans un environnement complexe et contraste Amerique Latine : reorganisation des filiales accomplie Base solide pour capter les opportunites de croissance Europe de l'Est : fort developpement des ventes soutenu par une strategie d'investissements promotionnels adaptee (1) CA internes consolidees. Croissance a donnees comparables. (2) IMS Ville Amerique latine (7 pays) + Afrique (3 pays) + Moyen Orient (3 pays) + Asie-Australasie (3 pays) Ventes consolidees 2003(1) Performance(2) (hors Japon) Asia-MO (hors Japon) Amlat Afrique Europe Est 2002 344 242 188 107 2003 501 282 208 135 (m euros) +22% +17% +10% +26%

Vers une nouvelle référence en Oncologie …

Eloxatin

- Ventes 2003 : 824 m euros
- USA : leader en 2ème et 1ère ligne, un an après le lancement
- Europe : croissance soutenue +39%(2)

Ventes mondiales (2)



(m euros)
USA
Autres pays
824
(+126%)
460
(+360%)
364
(+37%)
389
(+102%)
116
273
195
2001
2002
2003

Leader aux USA(1)



2ème ligne
irinotecan
oxaliplatin
33%
33%
22%
47%
janv-03
dec-03
1ère ligne
54%
20%
25%
40%
janv-03
dec-03

91

(1) Intrinsiq Research part de marché nouveau patient - Trimestres mobiles - toute chimiothérapie
(2) Données internes. Croissance à données comparables

sanofi~synthelabo
L'essentiel c'est la santé.
© Sanofi-Synthélabo - Réunion d'information - février 2004

23% de reduction du risque de rechute par rapport au 5-FU (SOURCE : Etude MOSAIC ) ....et deja un nouveau standard dans le Cancer Colorectal Depot : Europe 19/12/03 Soumission : US 8/01/04 Guerison ADJUVANT +100 000 patients/an(1) CCR avance/metastatique 200 000 patients/an(1) Traitement palliatif 5 mois additionnels de survie mediane par rapport au regime US avec Irinotecan (SOURCE : Etude N9741 ) (1) Patients eligibles pour une chimiotherapie Obtenu : Europe 26/12/03 Obtenu : US 9/01/04

Developpement etendu au dela du cancer colorectal 4Q 2006 Debut Q1 2004 460 patients US (US Oncology) 1 etude Phase III CPNPC 310 000 patients/ an(1) 1Q 2006 562 / 1000 Europe (Etude REAL 2) 1 etude Phase III Gastrique 100 000 patients/ an(1) 4Q 2006 170 / 780 US (ECOG) 2Q 2004 326 Inclusions terminees Europe (Gercor/Giscad) 2 etudes Phase III Pancreas 80 000 patients/ an(1) Fin des etudes Patients Recrutes/Planifies Autres etudes en cours dans les lymphomes, les cancers du sein et de l'ovaire (1) Incidence mondiale - Decision Resources. IARC / Globocan National Data Objectif de ventes mondiales en 2006 : > 1,5 Mds euros

4-WEEKS rolling 10/17/2003 10/24/2003 10/31/2003 11/7/2003 11/14/2003 11/21/2003 11/28/2003 12/5/2003 12/12/2003 12/19/2003 12/26/2003 1/2/2004 UROLOGY 0 0.001 0.0024 0.0074 0.0169 0.0289 0.0414 0.0526 0.0613 0.0682 0.0723 0.0756 USA : Lancement en ligne avec les objectifs (1) IMS NPA Weekly Plus 7. Marche = alpha-bloquants selectifs (2) Medimedia & internal Uroxatral(r) lance chez les Urologues le 3 Nov. 2003 PdM de 7,56% des initiations de traitement chez l'Urologue 11 semaines apres le lancement(1) Plus de 300 delegues medicaux aupres de 8 000 Urologues Lancement MGs : pres de 1 900 VM a partir du 16 Fev. 2004 Uroxatral(r) est inclus dans les recommandations de l'AUA revisees en 2003. Remboursement a parite avec Flomax(r) pour la moitie des assures(2) USA : Part de marche des nouvelles prescriptions chez les Urologues (1) 7,56% Part de marche nouvelles prescriptions 4 semaines mobiles

2002 2003 USA 0 9 Autres Pays 182 213 Xatral(r) ventes consolidees(1) (m euros) Une nouvelle marque globale En Europe, la croissance de Xatral(r) est 2 fois celle du marche de l'HBP et superieure a celle de tamsulosine : Succes des lancements de la forme OD Forte differenciation par un meilleur profil sur la fonction sexuelle Xatral(r) est le 1er alpha-bloquant a obtenir l'enregistrement dans la Retention Aigue d'Urine (+24,7%) 222 (1) Ventes internes. Croissance a donnees comparables (2) IMS/GERS 16 pays europeens Ville EUROPE : croissance alfuzosine vs tamsulosine(2) 2000 2001 2002 2003 alfuzosine 0.11 0.17 0.2 0.198 tamsulosine 0.31 0.26 0.16 0.148

Programme de LCM dans la RAU (Retention Aigue d'Urine) ALFAUR (Europe) Etude terminee deja soumise en Europe et au Canada Approbation dans 8 pays europeens comme traitement adjuvant au sondage vesical dans la RAU liee a l'HBP ALFAURUS - Indication cible (US) : Prise en charge de la RAU Nombre de patients prevu : 800 Patients inclus : 731 Soumission : T3 2005 ALTESS - Indication cible (US/Europe) : Prevention primaire de la RAU Nombre de patients prevu : 1444 Patients inclus : 1524 Soumission : T1 2006 Objectif de ventes 2006 : 500 m euros

Arixtra(r) 30% 17% 22% 13% 18% Etats-Unis (2) (JTT) Dans un cadre d'indications encore restreintes : Europe : Atteinte de 43% PdM Etats-Unis : Performance a ameliorer 19% 13% 4% 29% 7% 28% Chirurgerie Orthopedique - ville Chirurgerie Orthopedique- hopital Chirurgerie Abdo Medical Traitment Cardiologie Europe (2) (JTT) (1) Donnees internes. Croissance a donnees comparables (2) Base: IMS MAT Q3-2003 et donnees epidemiologiques Europe + USA Arixtra(r) 5% PdM JTt 9% en valeur Arixtra(r) 10% PdM JTt 43% en valeur (m euros) 2002 2003 USA 4 7 Autres pays 5 12 (+111%) 19 9 Arixtra(r) : ventes consolidees(1) Marche Potentiel

Traitement de la MTEV Life Cycle Management 2003 2004 2005 2006 Major Orthopedic Surgery 35.762864 38.41600492 40.53147925 41.78742897 Treatment of DVT / PE 15.11513431 15.37503885 15.61863854 Medically Ill Patients 62.18512406 63.4656273 Abdominal Surgery 47.7522072 48.95916474 Cardiology 17.5 CARDIO Total 42.936 56.58634876 156.3645423 159.0901948 REMBRANDT MATISSE DVT MATISSE PE Prevention de la MTEV Traitement du SCA PENTALYSE PENTUA ASPIRE OASIS 5 OASIS 6 Chir. orthopedique: PENTATHLON PENTATHLON 2000 PENTAMAKS EPHESUS PENTHIFRA PENTHIFRA PLUS Patients medicalises: ARTEMIS Chir. Abdominale: PEGASUS APOLLO (1) Donnees Epidemiologiques 2003 Le premier inhibiteur synthetique du facteur Xa a le potentiel de remplacer les heparines d'origine animale dans toutes leurs indications USA & EUROPE : JTt Par Indication(1) Objectifs de Vente 2006/07 : 500 m euros

63% de PdM mondiale en valeur(1) Etats-Unis Une croissance soutenue de la demande : +23%(2) Reduction des stocks entrainant une evolution de +11% des ventes consolidees 99% de notoriete spontanee(3) Maintien du niveau de remboursement chez les MCOs en 2nd tier(4) Japon : n°1 trois ans apres le lancement Stilnox(r) / Ambien(r) / Myslee(r) Le leader (1) IMS/GERS MAT Decembre 2003 - Monde = USA (10 canaux) + Japon (V+H) + 12 pays d'Europe (Ville) (2) IMS NSP 10 canaux. (3) Harris study 2003 (4) Medimedia, Nov 2003 vs Nov 02. (5) Ventes internes, evolution a donnees comparables Myslee 2002 pub. 2002 comp. 2003 USA 1208 1016 1124.4 Autres pays 216 202.6 221 1 424 2000 2001 2002 2003 Ambien(r) 714.8 947.4 1222.7 1501.2 Sonata(r) 79.9 89.7 101.6 107.7 Benzodiazepines 68.4 64.6 64.1 71.8 Trazodone 75.5 60.9 59.3 57 Objectifs des ventes 2006 : > 2 Mds euros +23% Ventes consolidees m euros(5) 1 345 (+10,4%) USA : Ventes IMS(2) en valeur USD m 1 218

Une performance remarquable dans un marche competitif Europe : consolidation d'une position forte La plus forte croissance parmi les 4 premiers produits de la classe1 Investissements promotionnels cibles et efficaces Etats-Unis : Forte croissance Croissance au niveau du leader HMO: Acces au Second tiers ameliore(2) Support actif de la croissance de l'association Irbesartan/HCTZ IRBESARTAN VALSARTAN Marche AIIRA CANDESARTAN LOSARTAN Est 0.248 0.244 0.225 0.21 0.137 (1) IMS/GERS 15 pays europeens ville MAT Dec-2003. (2) Medimedia ; novembre 03 (3) IMS NPA plus 7 (3 canaux) - Croissance mensuelle Croissance en Europe, 2003(1) Objectif de Ventes Developpees 2006 : 2 Mds euros 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 9/1/2003 10/1/2003 11/1/2003 12/1/2003 LOSARTAN 0.129 0.074 0.085 0.084 0.016 0.051 0.111 0.058 0.04 0.108 0.072 0.017 0.062 VALSARTAN -0.035 -0.049 0.065 0.149 0.141 0.18 0.24 0.177 0.152 0.222 0.183 0.135 0.18 IRBESARTAN 0.164 0.136 0.158 0.177 0.084 0.09 0.147 0.109 0.085 0.228 0.198 0.145 0.206 Croissance NRx aux Etats-Unis : tendance positive (3)

Statins ACE Inhibitors Calcium Antagonits Angiotensin-IIAntagonists B-Blocking Agents Clopidogrel Est 15.999086 6.379569 5.925747 5.065429 3.258867 2.598073 (1) Donnees internes. Croissance a donnees comparables (2) IMS/GERS 7 pays : USA (10 canaux), Canada (V+H), Top 5 Europe Ville. Produits biologiques et "successeurs" ne sont pas inclus. (3) IMS/GERS 7 pays - MAT Sept-03 m euros Ventes mondiales(1) 2003 Le meilleur lancement(2) des 5 dernieres annees m euros Potentiel de croissance(3) en regard d'autres classes therapeutiques md euros mol 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 PLAVIX(r) (clopidogrel) 0 7244 15088 31751 57430 77702 107904 128620 170602 197374 220438 235045 256129 289598 327211 366216 405193 456786 488575 527167 558845 638165 675245 725818 CELEBREX(r) (celecoxib) 0 156621 278383 292833 412427 422185 479818 508058 600450 651464 674154 651414 661460 681312 665203 631766 643586 640685 656255 643047 VIOXX(r) (rofecoxib) 0 1 25124 93087 194710 274670 361290 416743 465639 503160 526446 553141 547343 551197 509487 481644 503617 504706 517376 522628 SINGULAIR(r)+LUKASM (montelukast) 0 5602 26070 37565 53903 65130 77051 81846 122229 136108 164033 169936 203790 224988 246481 247445 276710 302241 312422 303353 334072 375606 433992 420585 ACTOS(r) (pioglitazone) 0 14023 35902 74584 133445 149073 176479 205916 229879 254017 280266 299230 312858 329429 340944 365715 379868 392906 PARIET(r) (rabeprazole) 0 106 1224 4044 4032 11395 28376 51746 83980 107995 142354 165092 180052 198746 225678 247031 260085 269437 286829 314991 333766 346529 AVANDIA(r) (rosiglitazone) 0 11781 28904 65458 95969 144020 163422 189596 217592 235555 249103 255395 266235 267933 279176 282335 302994 307074 313638 VIAGRA(r) (sildenafil) 0 215441 132936 145116 147003 169371 166770 197869 203644 218171 228232 234135 242959 248467 257633 271514 277290 281535 295879 307467 311346 312807 310603 BEXTRA(r) (Valdecoxib) 0 21786 81934 125570 158984 174929 196218 218654 Un tres grand succes 2002 pub. 2002 comp. 2003 Consolidees 987 964 1325 Developpees 2587 2305 3225 (+37%) (+40%)

Etats-Unis - une croissance exceptionnelle maintenue annee apres annee Ventes developpees : 1 817 m euros Croissance des prescriptions +26,8% (1) Augmentation de la penetration dans tous les segments de l'atherothrombose Accroissement des investissements Allongement de la duree de traitement Couverture de 98% des assures en second tiers (2) Europe - traitement de l'atherothrombose : un besoin medical important soutenant la croissance Objectif de ventes developpees > 1 000 m euros atteint Performance due a la cardiologie mais aussi a la neurologie et a l'Arterite des Membres Inferieurs Remboursement obtenu en Italie et au Portugal Performance 2003 - un large potentiel de croissance accessible Croissance par indication(3) 0,0 0,5 1,0 1,5 2,0 2,5 3,0 MAT T3 2002 MAT T3 2003 Cardiologie Neurologie PAD Autres / non specifies +47% +15% +22% +48% Md euros (1) IMS NPA Plus (Retail, Mail Order, Long Term care) (2) Medimedia ; Novembre 03 (3) Ventes : IMS / Gers Top 6 pays : USA (V+H) / France (V+H) / Allemagne (V+H) / Espagne (V+H) / UK (V+H) / Canada (V+H). Ventes par indication : IMS Health pour Europe et Canada / Scott Levin pour USA

Un programme LCM soutenu pour demontrer le benefice clinique Objectif de ventes developpees 2006 : 6 Mds euros Essais termines : CAPRIE, CURE, CLASSICS, CREDO Depot du dossier « accident vasculaire cerebral » au Japon T1 2004 Resultats 2004-2005 : MATCH : prevention secondaire apres accident vasculaire cerebral et apres accident ischemique transitoire chez les patients a haut risque - 7 600 patients - resultats attendus - T1 2004 COMMIT : Oxford Group - infarctus aigu du myocarde - plus de 35 000 patients recrutes sur un total de 48 000 CLARITY : infarctus aigu du myocarde chez des patients recevant un traitement thrombolytique plus de 1 000 patients recrutes sur un total de 3 000 JAPON : Syndrome coronarien aigu - (debut en 2004) Resultats 2006-2007 : CHARISMA : Plavix associe au traitement standard dans la prevention primaire des evenements cardiovasculaires chez les patients a haut risque - 15 607 patients- inclusion terminee en Novembre 2003 ACTIVE A et W : Prevention des evenements thromboemboliques chez des patients avec fibrillation auriculaire - inclusion en cours et dans les temps ACTIVE A - versus ASA - 7 500 patients ACTIVE W - versus anti vitamine K - 6 500 patients Programme d'information sur la maladie Atherothrombotique Le registre REACH incluant plus de 55 000 patients dans 35 pays

SURPOIDS* hors Obesite 78 97 700 FUMEURS* 1 100 46 91 En million de patients adultes OBESE* Amerique du Nord Europe 70 47 300 Monde 525 963 RdM 183 *Donnees internes (Sources 1990-2002) Prevalence des populations « obese/presentant un surpoids » et « fumeur » dans le monde ACOMPLIATM (rimonabant)

DIABETE (diagnostique/non-diagnostique) Parmi la population Obese Parmi la population presentant une surcharge ponderale DYSLIPIDEMIE (Low HDL-C) Population Totale USA 7,3 (1) 6,0 (1) 18 (1) 16 (3) 22 (3) 51 (3) En million de patients adultes aux USA Prevalence des facteurs de risques cardiovasculaires dans la population cible 74% 75% Parmi les fumeurs 3,9 (4) PRE DIABETE 14,5 (2) - - - - (1) Internal Reports (Sources 1990-2002) / (2) Source AHA Heart Disease and Stroke Statistics Update 2004 (3) Data calculated from the prevalence rates reported for the NHANES III study (Brown CD et al. Obesity Res. 2000; 8: 605-19) and extrapolated to the NHANES 1999-2000 obesity & overweight data (Flegal KM et al. JAMA 2002; 288: 1723-7) (4) Data calculated from the prevalence rate reported in the BRFSS 1999 study (Greenlund KJ et al. Arch. Int. Med. 2004; 164:181-8), corrected to include diag. + undiag. diabetes, and extrapolated to the number of current smokers in 2000 ACOMPLIATM (rimonabant)

AUTRES SOTALOL AMIODARONE PROPAFENONE FLECAINIDE AUTRES CLASSE 2 DIGITALIQUES CLASSE 4 B-BLOQUANTS Est 0.01 0.24 0.23 0.09 0.07 0.03 0.08 0.08 0.17 Important besoin medical non satisfait La fibrillation auriculaire (FA) est l'arhythmie la plus commune : 1/3 des hospitalisations pour des troubles du rythme cardiaque(1) La plupart des traitements sont mal toleres ou provoquent des reactions indesirables Avec les strategies therapeutiques actuelles, le pronostic patient reste mediocre La FA est responsable de 1 Accident Vasculaire Cerebral sur 6(1) Le taux de mortalite des patients souffrant de FA est double de ceux en rythme sinusal(1) Principaux Anti-Arythmiques(2) Dronedarone - Une avancee therapeutique (1) JACC Vol 38, No 4, Oct 2001 (2) IMS/GERS Europe 21 pays + US (10 canaux). B-Bloquant,Classe 4 and Digitaliques non inclus pour le marche europeen Marche mondial : 2,1 Milliards de JTt* *MAT T3 2003

Finance Annexe

Comptes de resultats consolides * + 15,6% a donnees comparables, apres elimination de l'impact des modifications du perimetre de consolidation et des variations monetaires 2003 2003 2003 2002 2002 2002 Var. en millions d'euros m euro % CA % CA m euro % CA % CA CHIFFRE D'AFFAIRES 8 048 100,0% 100,0% 7 448 100,0% 100,0% + 8,1%* Cout de revient des ventes (1 428) 17,7% 17,7% (1 378) 18,5% 18,5% + 3,6% MARGE BRUTE 6 620 82,3% 82,3% 6 070 81,5% 81,5% + 9,1% Frais de Recherche & Developpement (1 316) 16,4% 16,4% (1 218) 16,4% 16,4% + 8,0% Frais commerciaux et generaux (2 477) 30,8% 30,8% (2 428) 32,6% 32,6% + 2,0% Autres produits et charges 248 190 + 30,5% RESULTAT OPERATIONNEL 3 075 38,2% 38,2% 2 614 35,1% 35,1% + 17,6% Incorporels (amortissements et provisions) (129) (129) 0,0% Resultat financier 155 85 + 82,4% RESULTAT COURANT 3 101 38,5% 38,5% 2 570 34,5% 34,5% + 20,7%

2003 2003 2002 2002 Var. en millions d'euros m euro % CA m euro % CA RESULTAT COURANT 3 101 38,5% 2 570 34,5% + 20,7% Charges et produits exceptionnels 24 10 + 140% Impots sur les resultats (1 058) (746) + 41,8% Resultat des equivalences 20 20 0% Amortissements des ecarts d'acquisition (8) (8) 0% Part des actionnaires minoritaires (3) (87) -96,6% RESULTAT NET PART DU GROUPE 2 076 25,8% 1 759 23,6% + 18,0% BENEFICE NET PAR ACTION (en euros) 2,95 2,42 + 21,9% Charges et produits exceptionnels et amortissements des ecarts d'acquisition nets d'impots - Part du Groupe (7) (1) RESULTAT NET PART DU GROUPE AVANT ELEMENTS EXCEPTIONNELS ET ECARTS D'ACQUISITION 2 069 25,7% 1 758 23,6% + 17,7% BENEFICE NET PAR ACTION* (en euros) 2,94 2,42 + 21,5% Comptes de resultats consolides (suite) * Avant elements exceptionnels et amortissement des ecarts d'acquisition en millions d'euros 2003 2002 Marge brute d'autofinancement 2 428 2 260 Variation du besoin en fonds de roulement (163) (584) FLUX LIES A L'EXPLOITATION 2 265 1 676 Investissements (381) (1 435) Cession d'actifs et divers 31 26 FLUX LIES AUX INVESTISSEMENTS (350) (1 409) Variation des emprunts financiers et divers (30) 39 Dividendes verses (582) (476) Rachat d'actions net (1 003) (1 170) OPERATIONS DE FINANCEMENT (1 615) (1 607) VARIATION DE LA TRESORERIE 300 (1 340) Tableau de flux simplifie en millions d'euros 31/12/03 31/12/02 31/12/03 31/12/02 ACTIF PASSIF Immobilisations 2 712 2 899 Capitaux propres 6 323 6 035 Impots differes 472 484 Interets minoritaires 18 17 Stocks, clients et autres 3 187 2 988 Autres passifs a long terme 763 796 Disponibilites, placements et depots a court terme 3 378 3 088 Fournisseurs et autres 2 277 2 195 Dettes financieres 368 416 TOTAL DE L'ACTIF 9 749 9 459 TOTAL DU PASSIF 9 749 9 459 Bilan consolide simplifie Tresorerie nette au 31/12/2003 : 3 010 m euros (Incluant les actions auto detenues pour les plans de stock options pour 613 m euros)

Capital social au 31 decembre 2003 Actions Droits de vote Total L'Oreal Actions auto detenues Salaries Public Est 0.244 0.195 0.068 0.011 0.482 Total L'Oreal Salaries Public Est 0.3504 0.2809 0.0146 0.3541 L'Oreal Total L'Oreal Total Public Salaries Public Salaries Actions auto detenues

Chiffre d'affaires consolide Millions d'euros 2003 2002 Comparable 2002 Publie Evolution a donnees comparables Evolution a donnees publiees Europe 4 693 4 249 4 304 +10,4% +9,0% Etats-Unis 1 912 1 439 1 689 +32,9% +13,2% Autres pays 1 443 1 276 1 455 +13,1% -0,8% Total 8 048 6 964 7 448 +15,6% +8,1% Chiffre d'affaires consolide 2003 par zone geographique Chiffre d'affaires consolide 2003 des 10 principaux medicaments Millions d'euros 2003 2002 Comparable 2002 Publie Evolution a donnees comparables Evolution a donnees publiees Stilnox(r)/Ambien(r) 1 345 1 218 1 424 +10,4% -5,5% Plavix(r) 1 325 964 987 +37,4% +34,2% Eloxatine(r) 824 365 389 +125,8% +111,8% Aprovel(r) 683 549 562 +24,4% +21,5% Fraxiparine(r) 319 314 324 +1,6% -1,5% Depakine(r) 277 258 267 +7,4% +3,7% Xatral(r) 222 178 182 +24,7% +22,0% Solian(r) 148 133 135 +11,3% +9,6% Cordarone(r) 146 154 162 -5,2% -9,9% Tildiem(r) 131 138 141 -5,1% -7,1% Total 5 420 4 271 4 572 +26,9% +18,5%

Chiffre d'affaires consolide par domaine therapeutique Chiffre d'affaires consolide 2003 : 8 048 m euros Cardiovasculaire /Thrombose Systeme Nerveux Central Medicine Interne Oncologie Autres CA 3169 2319 1412.1 870.7 277.2 Autres 277 m euros Oncologie 871 m euros Medecine Interne 1 412 m euros Cardiovasculaire /Thrombose 3 169 m euros Systeme Nerveux Central 2 319 m euros

Chiffre d'affaires developpe publie

Performance marche des produits majeurs aux Etats-Unis *Source IMS TRX Croissance trimestrielle des prescriptions totales*

Effectif Autres Pays USA Europe Par zone geographique 7486 4162 21438 R&D Force de Vente Production Other Capital 6877 11601 7901 6707 Effectif total au 31 Decembre 2003 : 33 086 R&D 6 877 Autre 6 707 Production 7 901 Force de vente 11 601 Europe 21 438 Autres pays 7 486 Etats-Unis 4 162 Par zone geographique Par activite